CrowdCheck Law LLP

700 12th Street, Suite 700

Washington, DC 20005

December 23, 2020

John Stickel

Office Chief

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	EdenLedger, Inc.
Draft Offering Statement on Form 1-A Submitted
December 7, 2020
CIK No. 0001799034

Dear Mr. Stickel:

We acknowledge receipt of the comments in the letter dated December 21, 2020 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Draft Offering Statement of EdenLedger, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Draft Offering Statement on Form 1-A submitted on December 7, 2020

General

1.	Refer to your response to comments 1 and 14. Please confirm that to the extent you use testing the waters materials those communications will comply with the conditions in Rule 255(b) and are filed as appropriate.

The Company acknowledges the comments and confirms that it has not yet created or used any testing the waters materials for its offering under Regulation A. To date, all current solicitations have been in regards to its ongoing offering under Regulation Crowdfunding hosted at directcf.com/fanvestor.

Partnerships and Collaborations, page 20

2.	Refer to your response to comment 9. Please clarify the extent of your partnership with iHeartMedia beginning in July 2020 and whether it continues at this time. Please provide more details, including quantifying any revenue generated or expenses incurred as part of this partnership.

The Company has amended its disclosure to include additional details of the iHeartMedia relationship.

Escrow Agent, page 38

3.	Refer to your response to comment 2. Please remove the references to selling shareholders in this section.

The Company has corrected its disclosure to remove those references.

Thank you again for the opportunity to respond to your questions to the Offering Statement of EdenLedger, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Michael Golomb

Chief Executive Officer

EdenLedger, Inc.